Exhibit 99.3

Unofficial English Translation

Of

PROMISSORY NOTE

RMB 21,882,834.60	New York, New York December 24, 2010

FOR VALUE RECEIVED, each of Mr.Guixiong Qiu, residing at Room 401, 5 building cha shan qui South China Agricultural University dayuan No 483 tianhe qui wu shan road Guangzhou city Guangdong P.R.China, Mr. Bi Gao residing at Room 704 , No 10 tianhe guanghe road Guangzhou city Guangdong P.R.China, and Ms. Xiuzhen Liang, residing at Room 404, No 10 quan fu li fang cun qui Guangzhou city Guangdong P.R.China (each a “Borrower” and collectively, the “Borrowers”), jointly and severally  promises to the order of Guangzhou Tanke Industry Co., Ltd., at its office at Laohutou Lot, Wangongtang, Huadong Town, Huadu District, Guangzhou (the “Lender”), or at such other place as may be designated in writing by the holder of this Promissory Note (including all modifications, substitutions, renewals or extensions hereof, this "Note"), the principal sum of RMB 21,882,834.60 (the “Loan”) together with interest on the unpaid principal balance at the rate and on the terms to be computed as determined below.

1.
Interest Rate: Interest shall accrue on the unpaid principal balance of this Note at 4 percent (4%) per annum (the “Interest Rate”) from the date hereof until the Note is paid in full.  Interest shall be paid for the actual number of days elapsed based on a 360-day year and shall be payable in arrears.

2.
Maturity Date:   The term of the Loan shall be the period from the date of this Note until the earlier of (a)June 30, 2012 and (b) such sooner date as the Loan may be required to be paid in full, by acceleration or otherwise, under this Note (the “Maturity Date”), as the same may be further extended by Lender as determined by Lender in its sole discretion.

3.
Payment.  The outstanding principal under this Note shall be due and payable as follows:  (i) RMB 1,336,545.1 plus interest thereon, due and payable on December 31, 2010, and (ii) the remaining principal under this Note shall be due and payable in twelve (12) consecutive payments, each in the amount of RMB 1,141,460.53  plus interest thereon, due and payable on the final business day of each calendar month of 2011 and six (6) consecutive payments, each in the amount of RMB 1,414,460.53 plus interest thereon, due and payable on the final business day of each calendar month of 2012. For purpose of this Note, “Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

4.
Pre-Payment. This Loan may be prepaid in whole or in part at any time during the term of this Loan upon giving the Lender thirty (30) days prior written notice provided interest is also paid.  There will be no penalty for pre-payment of the Loan or of this Note.

5.
Default.   The Lender may declare the unpaid principal, interest, fees, and other amounts and charges specified under this Note due immediately upon the occurrence of an Event of Default, as defined below.  Each of the following shall constitute an Event of Default:

a.	Default in any payment of principal or interest due on this Note or default under any other provision of this Note;

b.
Any Borrower's (i) application for or consent to the appointment of a receiver, trustee or liquidator of such Borrower for all or a substantial part of its properties or assets, (ii) admitting in writing its inability to pay its debts as they mature, (iii) making a general assignment for the benefit of creditors, (iv) being adjudicated a bankrupt or insolvent, or (v) filing a voluntary petition in bankruptcy, or a petition or answer seeking reorganization or an arrangement with creditors or taking advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law; or

c.
An order, judgment or decree being entered, without the application, approval or consent of any Borrower by any court of competent jurisdiction, approving or seeking to declare such Borrower bankrupt or seeking reorganization of all or a substantial part of the properties or assets of such Borrower and such order, judgment or decree continuing unstayed and in effect for any period of sixty (60) days or more.

6.
Default Rate.  In the event of any default hereunder, interest as of the date of default shall accrue on the unpaid balance of the Loan at a rate equal to five (5%) percent per annum ("Default Rate").  The Default Rate specified in this Note is not intended nor shall be deemed as liquidated damages or a penalty.  The Default Rate constitutes a material covenant of the Loan and is a material inducement for the Lender to enter into the Loan.

7.
Responsibility.  This Note is the joint and several obligation of each of the Borrowers and the Lender may enforce this Note against any of the Borrowers separately or against all Borrowers collectively.

8.
Amendment. This Note cannot be changed, discharged or terminated except in writing signed by the Borrowers and the Lender, except that Lender may grant extensions in the time of payment of and reduction in the rate of interest on the monies due and owed under this Note.

9.	Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of the People’s Republic of China.

[Signature page to follow]

The Borrowers agree to the terms of this Note by signing below.

BORROWERS:

/s/ Guixiong Qiu
GUIXIONG QIU

/s/ Bi Gao
BI GAO

/s/ Xiuzhen Liang
XIUZHEN LIANG